Rise Companies Corp.

11 Dupont Circle NW

9th Floor

Washington, DC 20036

VIA EDGAR

January 24, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010
Attn: Jonathan Burr

Re:	Fundrise Real Estate Investment Trust, LLC (the “Company”) Offering Statement on Form 1-A (the “Offering Statement”) filed January 10, 2020

As amended by the Form 1-A/A (the “Amendment”) filed January 22, 2020

File No. 024-11140

Dear Mr. Burr:

We filed the above-referenced Offering Statement on Form 1-A on January 10, 2020, as amended by the Amendment filed on January 22, 2020. Pursuant to Rule 461 under the Securities Act of 1933, we now respectfully request that the qualification date of the Offering Statement be accelerated and that the Offering Statement be declared qualified on January 28, 2020 at 2:00 PM, or as soon thereafter as is reasonably practicable.

Very truly yours,

/s/ Bjorn Hall
Bjorn Hall

cc:	Mark Schonberger, Esq.